Filed pursuant to Rule 433

Registration Statement No. 333-164460

Council of Europe Development Bank

Pricing Term Sheet - 03 February 2010

Issuer:	Council of Europe Development Bank

Issuer Ratings:	Aaa (Moody’s)/ AAA (S&P)/ AAA (Fitch)

Status of the Notes:	Senior, unsecured, unsubordinated

Currency/Size:	US$1 billion

Pricing:	03 February 2010

Settlement:	10 February 2010

Maturity:	10 February 2015

Interest Payment Dates:	10 February and 10 August, with the Notes bearing interest from 10 February 2010, with the initial interest payment being made on 10 August 2010

Coupon:	2.75% paid semi-annually in arrears, 30/360 unadjusted following

Reoffer Spread vs Midswaps:	m/s + 5 bps

Reoffer Spread vs Benchmark:	T + 38.25 bps

Reoffer Price:	99.898%

Reoffer Yield:	2.772%

Underwriting Commissions:	0.125%

All-in Price:	99.773%

All-in Yield:	2.799%

Net Proceeds to the Issuer:	USD 997,730,000

Settlement:	DTC

Benchmark:	UST 2.250% due Jan 2015

Benchmark Yield:	2.389%

Denominations:	USD 1,000 and multiples thereof

Leads:	BNP Paribas / Credit Suisse / HSBC / Morgan Stanley

Business Days:	New York, TARGET, London

Listing:	Expected on Luxembourg Stock Exchange

ISIN / CUSIP:	US222213AA84 / 222213AA8

Common Code:	048571735

Governing Law:	New York law, to the extent that the application of New York law does not derogate from the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 or from the Articles of Agreement of the Issuer

The Notes are expected to be listed on the Luxembourg Stock Exchange. Offers and sales in the United States will be made through affiliates of the underwriters that are registered as broker-dealers, acting as U.S. selling agents.

It is expected that delivery of the notes will occur on or about February 10, 2010, which will be the fifth business day following the initial date of trading of the Notes such settlement cycle being referred to as “T+5”. Under applicable rules and regulations, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the initial trading date of the Notes and the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the initial date of trading of the Notes or the next succeeding business day should consult their own advisor.

The issuer has filed a registration statement (including a preliminary prospectus, which contains information that is not complete and may be changed) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-718-1649. The prospectus may also be accessed through the following hyperlink:

http://www.sec.gov/Archives/edgar/data/1472246/000119312510009845/0001193125-10-009845-index.htm. Information found through hyperlinks from the above hyperlink is not part of this pricing termsheet.